United States securities and exchange commission logo





                             July 18, 2023

       Ivonne Windmuller Palacio
       Chief Financial Officer
       Almacenes Exito S.A.
       Carrera 48 No. 32B Sur - 139
       Avenida Las Vegas
       Envigado, Colombia

                                                        Re: Almacenes Exito
S.A.
                                                            Registration
Statement on Form 20-F
                                                            Filed July 3, 2023
                                                            File No. 001-41736

       Dear Ivonne Windmuller Palacio:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 20-F filed July 3, 2023

       D. Risk Factors, page 9

   1.                                                   We note your disclosure
on page 161 that the deposit agreement contains
                                                        a jury trial waiver
that is applicable to any claim under the U.S. federal securities laws, and that ADR holders
and beneficial owners of ADSs are limited to bringing claims, including claims under
the Securities Act in the United States District Court for the
                                                        Southern District of
New York except for certain subject matter and savings clause carveouts. Please
disclose whether the exclusive forum provision applies to claims arising under the Exchange Act.
Include a risk factor that highlights the risks associated with these provisions and
other impacts on ADR holders, which may include increased costs to bring a claim and that
these provisions may discourage claims or limit the ability to bring a claim in a judicial
forum that they find favorable. We note that Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits
 Ivonne Windmuller Palacio
Almacenes Exito S.A.
July 18, 2023
Page 2
      brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Address in your risk factor that there is uncertainty as to whether a court would enforce such provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameIvonne Windmuller Palacio
                                                            Division of
Corporation Finance
Comapany NameAlmacenes Exito S.A.
                                                            Office of Trade &
Services
July 18, 2023 Page 2
cc:       Karen Katri
FirstName LastName